      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 2003

                                                     REGISTRATION NO. 333-______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                           PEABODY ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                   13-4004153
   (State or other jurisdiction of       (I.R.S. Employer Identification Number)
    incorporation or organization)

        701 MARKET STREET
        ST. LOUIS, MISSOURI                               63101-1826
(Address of principal executive offices)                  (Zip Code)

                             ----------------------

              1998 STOCK PURCHASE AND OPTION PLAN FOR KEY EMPLOYEES
                          OF PEABODY ENERGY CORPORATION
                            (Full title of the Plan)

                            JEFFERY L. KLINGER, ESQ.
                           PEABODY ENERGY CORPORATION
                                701 MARKET STREET
                         ST. LOUIS, MISSOURI 63101-1826
                     (Name and address of agent for service)
   Telephone number, including area code, of agent for service: (314) 342-3400

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
Title of Securities to be    Amount to be     Proposed Maximum Offering         Proposed Maximum             Amount of Registration
      Registered              Registered         Price Per Share(1)        Aggregate Offering Price(1)                Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01         377,847 shares            $30.31                     $11,452,543                         $927
   par value . . . .
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase    377,847 shares            $30.31                     $11,452,543                         $927
   Rights(2)
====================================================================================================================================

(1) Estimated solely for purposes of computing the Registration Fee pursuant to the provisions of Rule 457(h)(1), based upon the average of the high and low sale prices of the common stock, $0.01 par value, of the Registrant, as reported on the New York Stock Exchange on May 19, 2003.

(2) The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred stock purchase rights, if any, is reflected in the offering price of the common stock.

                                Explanatory Note

    This Registration Statement registers offers and sales of up to an aggregate of 377,847 shares of common stock, $0.01 par value per share, and the related preferred share purchase rights, issued or issuable to participants under the 1998 Stock Purchase and Option Plan for Key Employees of Peabody Energy Corporation.

    This Registration Statement contains two parts. The first part contains a prospectus prepared in accordance with the requirements of Form S-3 (in accordance with Section C of the General Instructions to the Form S-8) which covers reoffers and resales of "restricted securities" and/or "control securities" (as such terms are defined in Section C of the General Instructions to Form S-8). The second part of this Registration Statement contains information required in the Registration Statement prepared in accordance with the requirements of Part II of Form S-8.

REOFFER PROSPECTUS

                                 377,847 SHARES

                                 [PEABODY LOGO]

                           PEABODY ENERGY CORPORATION
                                  Common Stock

This reoffer prospectus relates to 377,847 shares of our common stock that may be offered for sale from time to time by the selling stockholders identified in this reoffer prospectus for their own account. Each of the selling stockholders has acquired or may acquire the shares of common stock covered by this reoffer prospectus in connection with our 1998 Stock Purchase and Option Plan for Key Employees, which we refer to in this reoffer prospectus as the Plan. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we will receive or have received the proceeds from the exercise by the selling stockholders of options granted under the Plan.

It is anticipated that the resale of the selling stockholders' shares will be effected from time to time in one or more transactions on the New York Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution" for more information. We have agreed to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration of these shares.

You should read this reoffer prospectus and any supplement carefully before you invest in any shares of our common stock.

Our common stock is traded on the New York Stock Exchange under the symbol "BTU." On May 19, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $30.10 per share.

INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS REOFFER PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May 21, 2003

                                TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Where You Can Find Additional Information........................   ii
Cautionary Notice Regarding Forward-Looking Statements...........  iii
The Company......................................................    1
Risk Factors.....................................................    4
Use of Proceeds..................................................   11
Selling Stockholders.............................................   11
Plan of Distribution.............................................   13
Validity of Our Common Stock.....................................   14
Experts..........................................................   14

         You should rely only on the information incorporated by reference or provided in this reoffer prospectus or any supplement or term sheet. We have not authorized anyone else to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this reoffer prospectus or any supplement is accurate as of any date other than the date of this reoffer prospectus or the date of the supplement or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

         You should read the entire reoffer prospectus and any supplement carefully, including the matters discussed under the caption "Risk Factors" and the detailed information and financial statements included or incorporated by reference in this reoffer prospectus and any supplement. When used in this reoffer prospectus, the terms "we," "our," and "us," except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may access and read our SEC filings, including the complete registration statement of which this reoffer prospectus is a part and all of the exhibits to it, through the SEC's Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

         We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this reoffer prospectus. This reoffer prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this reoffer prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

         We have elected to "incorporate by reference" certain information into this reoffer prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this reoffer prospectus.

         We incorporate by reference our:

         (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 7, 2003;

         (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003;

         (iii) Current Reports on Form 8-K filed with the SEC on January 17, 2003, February 27, 2003, March 10, 2003, March 17, 2003, April
                 10, 2003 and May 5, 2003;

         (iv) Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2003; and

         (v) description of Capital Stock contained in the Registration Statement on Form S-3, filed with the SEC on January 15, 2003, and any amendment or report filed for the purposes of updating such description.

         We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this reoffer prospectus and the date of the completion of any offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in this reoffer prospectus will be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained in this reoffer prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this reoffer prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this reoffer prospectus.

         You may request copies of the filings, at no cost, by telephone at
(314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the information included in this reoffer prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "may," "intend," "plan," "project," "will" or other similar words to identify forward-looking statements.

         Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

         Among the factors that could cause actual results to differ materially are:

         -        growth in coal and power markets;

         -        coal's market share of electricity generation;

         -        the pace and extent of the economic recovery;

         -        lower than normal heating and cooling degree days;

         -        railroad and other transportation performance and costs;

         - the ability to renew sales contracts upon expiration or renegotiation;

         -        the ability to successfully implement operating strategies;

         -        the effectiveness of our cost-cutting measures;

         -        regulatory and court decisions;

         -        future legislation;

         -        changes in postretirement benefit and pension obligations;

         - credit, market and performance risk associated with our customers;

         - modification or termination of our long-term coal supply agreements;

         -        reduction of purchases by major customers;

         - risks inherent to mining, including geologic conditions or unforeseen equipment problems;

         - terrorist attacks or threats affecting our or our customers' operations;

         -        replacement of recoverable reserves;

         -        implementation of new accounting standards;

         -        inflationary trends and interest rates;

         -        the effects of acquisitions or divestitures; and

         -        other factors, including those discussed in "Risk Factors."

         When considering these forward-looking statements, you should keep in mind the cautionary statements in this document and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                   THE COMPANY

         We are the largest private sector coal company in the world. Our sales of 197.9 million tons of coal in 2002 accounted for 17.9% of all U.S. coal sales and were more than 70% greater than the sales of our closest U.S. competitor. During the period, we sold coal to more than 280 electric generating and industrial plants, fueling the generation of more than 9% of all electricity in the United States and 2% of all electricity in the world. At December 31, 2002, we had 9.1 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal producer.

         We own majority interests in 33 coal operations located throughout all major U.S. coal producing regions, with 73% of our U.S. 2002 coal sales shipped from the western United States and the remaining 27% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin, the largest and fastest-growing major U.S. coal-producing region. Our overall western U.S. coal production has increased from 37.0 million tons in fiscal year 1990 to 128.0 million tons during 2002, representing a compounded annual growth rate of 11%. In the West, we own and operate mines in Arizona, Colorado, Montana, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We produced 78% of our 2002 sales volume from non-union mines.

         During 2002, 94% of our sales were to U.S. electricity generators. The U.S. coal industry continues to fuel more electricity generation than all other energy sources combined. In 2001, coal-fueled plants generated an estimated 51% of the nation's electricity, followed by nuclear (20%), gas-fired (17%) and hydroelectric (6%) units. We believe that competition for cost-efficient energy will strengthen the demand for coal. We also believe that U.S. and world coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

         - Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

         - Low-Cost: At an average delivered price of $1.23 per million British thermal units, or Btu, in 2001, and $1.22 in 2002, coal's cost advantage over natural gas is significant. The delivered price of natural gas averaged $4.49 per million Btu in 2001 and $3.65 in 2002, while market prices have recently exceeded $10.00. In 2001, 20 of the 25 lowest cost major generating plants in the United States were coal-fueled.

         - Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

         Approximately 97% of our coal sales during 2002 were under long-term contracts. As of December 31, 2002, our sales backlog, including backlog subject to price reopener and/or extension provisions, approximated one billion tons. The remaining terms of our long-term contracts range from one to 18 years and have an average volume weighted remaining term of approximately 4.4 years. As of December 31, 2002, we had entered into commitments to sell 170 million tons, or approximately 95%, of our expected 2003 coal production and 120 million tons, or approximately 61%, of our expected 2004 coal production.

         In addition to our mining operations, our other energy-related businesses include marketing, brokering and trading coal and emissions allowances, coalbed methane production, transportation-related services, third-party coal contract restructuring and the development of coal-fueled generating plants.

COMPETITIVE STRENGTHS

         We believe our strengths will enable us to enhance our industry-leading position and increase shareholder value.

         - We are the world's largest private-sector producer and marketer of coal and the largest reserve holder of any U.S. coal company.

         - We are the largest producer and marketer of low sulfur coal in the United States, with the number one position in the Powder River Basin, the fastest growing U.S. coal producing region.

         - We have a large portfolio of long-term coal supply agreements that are complemented by available production in attractive markets for sale at market prices.

         - We are one of the most productive and lowest-cost producers of coal in the United States.

         - We serve a broad range of high quality customers with mining operations located throughout all major U.S. coal producing regions.

         - Our emphasis on innovative research and development has increased our productivity.

         - We are a leader in reclamation management and have received numerous state and national awards for our commitment to environmental excellence.

         -        Our management team has a proven record of success.

TRANSFORMATION OF PEABODY

         Since 1990, we have grown significantly and our management has transformed our company from a largely high sulfur, high-cost coal company to a predominantly low sulfur, low-cost coal producer, marketer and trader. We have increased our sales of low sulfur coal from 57% of our total volume in 1990 to 77% in 2002. We are also well positioned to continue selling higher sulfur coal to customers that invest in emissions control technology, buy emissions allowances or blend higher sulfur coal with low sulfur coal. Our average cost per ton sold decreased 42% from 1990 to 2002. The following chart demonstrates our transformation:

                                                                              PERCENT
                                                   1990         2002        IMPROVEMENT
                                                 -------      --------      -----------
Sales volume (million tons)...............          93.0         197.9          113%
U.S. market share(1)......................           9.1%         17.9%          97
Low sulfur sales volume (million tons)....          52.7         153.0          190
Total coal reserves (billion tons)(2).....           7.0           9.1           30
Low sulfur reserves (billion tons)(2)(3)..           2.5           4.0           60
Safety (incidents per 200,000 hours)......          16.1           5.4           66
Productivity (tons per miner shift).......          33.5          95.6          185
Average cost per ton sold(4)..............       $ 19.25      $  11.25           42
Employees (approximate)...................        10,200         6,500           36

---------
(1) Market share is calculated by dividing our U.S. sales volume by estimated total U.S. coal demand, as reported by the Energy Information Administration.

(2)      As of January 1, 1990 and as of December 31, 2002.

(3) Represents our estimated proven and probable coal reserves with a sulfur content of 1% or less by weight.

(4)      Represents operating costs and expenses.

BUSINESS STRATEGIES

         Our transformation discussed above has resulted in part from the successful implementation of our three core business strategies:

         -        Managing safe, low-cost operations.

         - Adding value through world-class sales, brokerage and trading techniques.

         -        Aggressively managing our vast natural resource position.

         Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

                                  RISK FACTORS

         An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained in this reoffer prospectus, the following risk factors before deciding to purchase any common stock.

RISKS RELATING TO OUR COMPANY

IF A SUBSTANTIAL PORTION OF OUR LONG-TERM COAL SUPPLY AGREEMENTS TERMINATE, OUR REVENUES AND OPERATING PROFITS COULD SUFFER IF WE WERE UNABLE TO FIND ALTERNATE BUYERS WILLING TO PURCHASE OUR COAL ON COMPARABLE TERMS TO THOSE IN OUR CONTRACTS.

         A substantial portion of our sales is made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the year ended December 31, 2002, 97% of our sales volume was sold under long-term coal supply agreements. At December 31, 2002, our coal supply agreements had remaining terms ranging from one to 18 years and an average volume-weighted remaining term of approximately 4.4 years.

         Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. We sometimes experience a similar reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

         The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Some of our coal supply agreements are for prices above current market prices. Although market prices for coal increased in most regions in 2001, market prices for coal decreased in most regions in 2002. Pricing has improved slightly for eastern coals and remained stable for western coals during the first quarter of 2003. As a result, we cannot predict the future strength of the coal market and cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, two of our coal supply agreements are the subject of ongoing litigation and arbitration.

THE LOSS OF, OR SIGNIFICANT REDUCTION IN, PURCHASES BY OUR LARGEST CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES.

         For the year ended December 31, 2002, we derived 28% of our total coal revenues from sales to our five largest customers. At December 31, 2002, we had 31 coal supply agreements with these customers that expire at various times from 2003 to 2015. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

         In addition, we sold 4.6 million tons of coal to the Mohave Generating Station in 2002. Peabody Western has a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005, but may be renewed as provided in the agreement. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Also, Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utility Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. As a result of these issues, the operator has stated that it expects to idle the plant for at least 12 to 18 months beginning in 2006. The Company is in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. There is no assurance that the issues critical to the continued operation of the Mohave Generating Station will be resolved. If these issues are not resolved in a timely manner, the operation of the Mohave Generating Station will cease or be suspended on December 31, 2005. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which produces and sells 4.5 to 5.0 million tons of coal per year. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our financial condition and results of operations could be adversely affected after 2005.

OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED BY OUR SUBSTANTIAL DEBT.

         Our financial performance could be affected by our substantial indebtedness. As of March 31, 2003, we had total indebtedness of $1,659.6 million which included $465.0 million of 9.625% Senior Subordinated Notes and 8.875% Senior Notes that were redeemed on May 15, 2003. As of March 31, 2003, we had total borrowing capacity under our revolving credit facility of $368.8 million. We may also incur additional indebtedness in the future.

         Our ability to pay principal and interest on our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, prevailing economic conditions in the markets they serve, some of which are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our revolving credit facilities or otherwise in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

         The degree to which we are leveraged could have important consequences, including, but not limited to: (1) making it more difficult for us to pay dividends and satisfy our debt obligations; (2) increasing our vulnerability to general adverse economic and industry conditions; (3) requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses; (4) limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;
(5) limiting our flexibility in planning for, or reacting to, changes in our business; and (6) placing us at a competitive disadvantage compared to less leveraged competitors. In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets secure our indebtedness under our senior credit facility.

IF TRANSPORTATION FOR OUR COAL BECOMES UNAVAILABLE OR UNECONOMIC FOR OUR CUSTOMERS, OUR ABILITY TO SELL COAL COULD SUFFER.

         Transportation costs represent a significant portion of the total cost of coal and, as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Certain coal supply agreements permit the customer to terminate the contract if the cost of transportation increases by an amount ranging from 10% to 20% in any given 12-month period.

         Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, the high volume of coal shipped from all Powder River Basin mines could create temporary congestion on the rail systems servicing that region.

RISKS INHERENT TO MINING COULD INCREASE THE COST OF OPERATING OUR BUSINESS.

         Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions.

THE GOVERNMENT EXTENSIVELY REGULATES OUR MINING OPERATIONS, WHICH IMPOSES SIGNIFICANT COSTS ON US, AND FUTURE REGULATIONS COULD INCREASE THOSE COSTS OR LIMIT OUR ABILITY TO PRODUCE COAL.

         Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers' ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

         In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the Energy Information Administration's Emissions of Greenhouse Gases in the United States 2001, coal accounts for 32% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

OUR EXPENDITURES FOR POSTRETIREMENT BENEFIT AND PENSION OBLIGATIONS COULD BE MATERIALLY HIGHER THAN WE HAVE PREDICTED IF OUR UNDERLYING ASSUMPTIONS PROVE TO BE INCORRECT.

         We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which we estimate had a present value of $1,031.7 million as of December 31, 2002, $72.1 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our consolidated financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

         We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002 TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

         In addition, certain of our subsidiaries participate in two multi-employer pension funds and have an obligation to contribute to a multi-employer defined contribution benefit fund. Contributions to these funds could increase as a result of future collective bargaining with the United Mine Workers of America, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies. Certain of our subsidiaries are statutorily obligated to contribute to the 1992 Fund under the Coal Industry Retiree Health Benefit Act of 1992.

OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO CONTINUE ACQUIRING AND DEVELOPING COAL RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

         Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserve base through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the west, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees' rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of December 31, 2002, we leased or had applied to lease a total of 69,402 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

         Our planned development and exploration projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

IF THE COAL INDUSTRY EXPERIENCES OVERCAPACITY IN THE FUTURE, OUR PROFITABILITY COULD BE IMPAIRED.

         During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

OUR FINANCIAL CONDITION COULD BE NEGATIVELY AFFECTED IF WE FAIL TO MAINTAIN SATISFACTORY LABOR RELATIONS.

         As of December 31, 2002, the United Mine Workers of America represented approximately 31% of our employees, who produced 19% of our coal sales volume during 2002. An additional 4% of our employees are represented by labor unions other than the United Mine Workers of America. These employees produced 3% of our coal sales volume during 2002. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. The 10-month United Mine Workers of America strike in 1993 had a material adverse effect on us. Two of our subsidiaries, Peabody Coal Company and Eastern Associated Coal Corp., operate under a union contract that is in effect through December 31, 2006. Peabody Western Coal Company operates under a union contract that is in effect through September 1, 2005.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED IF WE FAIL TO MAINTAIN REQUIRED SURETY BONDS.

         Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers' compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. As of December 31, 2002, we had outstanding surety bonds with third parties for post-mining reclamation totaling $622.6 million. Furthermore, we had an additional $164.4 million of surety bonds in place for workers' compensation and retiree healthcare obligations and $69.0 million of surety bonds securing coal leases. These bonds are typically renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or renew bonds without the posting of partial collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

         - lack of availability, higher expense or unfavorable market terms of new surety bonds;

         - restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indenture or new credit facility; and

         - the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

LEHMAN BROTHERS MERCHANT BANKING HAS SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES AND MAY HAVE CONFLICTS OF INTEREST WITH OTHER STOCKHOLDERS IN THE FUTURE.

         As of the date of this reoffer prospectus, Lehman Brothers Merchant Banking and its affiliates beneficially owned approximately 29.8% of our common stock. As a result, Lehman Brothers Merchant Banking will effectively continue to be able to influence the election of our directors and determine our corporate and management policies and actions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of Lehman Brothers Merchant Banking may not coincide with the interests of other holders of our common stock. We have retained affiliates of Lehman Brothers Merchant Banking to perform advisory and financing services for us in the past, and may continue to do so in the future.

OUR ABILITY TO OPERATE OUR COMPANY EFFECTIVELY COULD BE IMPAIRED IF WE LOSE KEY PERSONNEL.

         We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

TERRORIST ATTACKS AND THREATS, ESCALATION OF MILITARY ACTIVITY IN RESPONSE TO SUCH ATTACKS OR ACTS OF WAR MAY NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO COLLECT PAYMENTS FROM OUR CUSTOMERS COULD BE IMPAIRED IF THEIR CREDITWORTHINESS DETERIORATES.

         Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. In addition, the creditworthiness of certain of our customers and trading counterparties has deteriorated due to lower than anticipated demand for energy and lower volume and volatility in the traded energy markets in 2002. If deterioration of the creditworthiness of other electric power generator customers or trading counterparties continues, our $140.0 million accounts receivable securitization program and our business could be adversely affected.

RISKS RELATED TO THIS REGISTRATION STATEMENT

IF WE OR OUR EXISTING STOCKHOLDERS SELL ADDITIONAL SHARES OF OUR COMMON STOCK AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE.

         The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

         Sales of our common stock are restricted by lock-up agreements that our directors, officers and all of our stockholders who acquired shares prior to our initial public offering have entered into with us. The lock-up agreements restrict our directors, certain of our officers and those stockholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 14 days prior to and 90 days after the date of certain offerings without the prior written consent of the managing underwriter in the context of an underwritten offering. The managing underwriter, in the case of an underwritten offering may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

         As of May 16, 2003, we had approximately 52.5 million shares of common stock outstanding. Of those shares, 36.1 million shares will be freely tradeable, assuming that all of the shares registered under this registration statement are sold. Of the remaining 16.4 million restricted shares, 200,000 may be resold under Rule 144(k) without regard to volume limitations and approximately 16.2 million shares may be sold subject to the volume, manner of sale and other conditions of Rule 144. Lehman Brothers Merchant Banking and its affiliates, which will collectively own 15.7 million shares, will have the ability to cause us to register the resale of their shares under their registration rights agreement.

         In addition, approximately 5.3 million shares are issuable upon the exercise of presently outstanding stock options under our 1998 Stock Purchase and Option Plan and our Long-Term Equity Incentive Plan. Shares acquired upon the exercise of vested options under our 1998 Stock Purchase and Option Plan for Key Employees become eligible for resale in May 2003, subject to the provisions of the Stockholders' Agreement, dated as of May 19, 1998 among the company, Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., LB I Group Inc., Lehman Brothers Capital Partners III, L.P., Lehman Brothers Capital Partners IV, L.P., Lehman Brothers MBG Partners 1998 (A) L.P. and certain members of our management. In addition, awards that have been granted under our Long-Term Equity Incentive Plan already have begun to vest. This registration statement registers the shares issuable upon the exercise of all stock options under our 1998 Stock Purchase and Option Plan for Key Employees. We filed a registration statement registering the shares issuable upon the exercise of all stock options under our Long-Term Equity Incentive Plan on May 22, 2001.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS INCLUDE PROVISIONS THAT MAY DISCOURAGE A TAKEOVER ATTEMPT.

         Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, a change of control of our company may be delayed or deterred as a result of the stockholders' rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this reoffer prospectus. However, we will receive or have received the proceeds from the exercise by the selling stockholders of options granted under the Plan.

                              SELLING STOCKHOLDERS

         The following table sets forth information concerning ownership of our capital stock as of May 16, 2003 by each selling stockholder, each of which is or was a member of our management. As of May 16, 2003, there were 52,477,020 shares of our common stock outstanding.

                                                                              NUMBER OF SHARES TO BE
                                                                             BENEFICIALLY OWNED AFTER
                                             AS OF              MAXIMUM       THE SALE OF THE MAXIMUM
                                           MAY 16, 2003        NUMBER OF          NUMBER OF SHARES
                                      --------------------       SHARES      ------------------------
NAME OF BENEFICIAL OWNER              SHARES(1)    PERCENT     TO BE SOLD   SHARES(1)        PERCENT
------------------------              ---------    -------     ----------   ---------        -------
Andrew Bennett                          3,920         *           3,920          0              *
Randy D. Campbell                      13,514         *          13,514          0              *
Michael Carrucan                          900         *             900          0              *
Kenneth P. Creehan                      3,500         *           3,500          0              *
Paul R. Davis                           5,000         *           5,000          0              *
Phillip L. Evans                        2,352         *           2,352          0              *
Kevin Forbes                            8,120         *           8,120          0              *
Larry H. Fox                           75,667         *          75,667          0              *
Steve Hedges                            1,960         *           1,960          0              *
Richard A. Jennings                     3,920         *           3,920          0              *
Roland W. Lee                           2,000         *           2,000          0              *
Joseph C. Meek                          5,101         *           5,074         27              *
Richard A. Palmer                      20,138         *          19,183        955              *
Raphael B. Pierce                       2,842         *           2,569        273              *
Leonard Stanley Pigman                 12,925         *          12,925          0              *
Beverly P. Reynolds                     4,615         *           4,615          0              *
Allan J. Rossiter                       8,120         *           8,120          0              *
H. Robert Sanders                       3,757         *           3,757          0              *
Gordon Shannon                          3,920         *           3,920          0              *
Mitchell S. Tilley                     14,979         *          14,504        475              *

                                                                              NUMBER OF SHARES TO BE
                                                                             BENEFICIALLY OWNED AFTER
                                            AS OF               MAXIMUM      THE SALE OF THE MAXIMUM
                                          MAY 16, 2003         NUMBER OF         NUMBER OF SHARES
                                     ---------------------       SHARES      ------------------------
NAME OF BENEFICIAL OWNER             SHARES(1)     PERCENT     TO BE SOLD   SHARES(1)        PERCENT
------------------------             ---------     -------     ----------   ---------        -------
Richard Urquhart                        3,920         *           3,920          0              *
Paul H. Vining                        145,913         *         145,913          0              *
Douglas A. Wagner                      27,000         *          27,000          0              *
John M. Wootten                         6,437         *           5,494        943              *

---------

*        Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

                              PLAN OF DISTRIBUTION

         We are registering the shares of our common stock on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this reoffer prospectus from a named selling stockholder as a gift, pledge or other non-sale transfer.

         The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

         - to or through underwriting syndicates represented by managing underwriters;

         - through one or more underwriters without a syndicate for them to offer and sell to the public;

         -        through dealers or agents; or

         - to investors directly in negotiated sales or in competitively bid transactions.

UNDERWRITERS

         If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of common stock that the selling stockholders will offer. Unless otherwise set forth in a supplement to this reoffer prospectus, the obligations of the underwriters to purchase the shares of common stock will be subject to conditions. The underwriters will be obligated to purchase all of the shares of common stock if any are purchased.

         The shares of common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the common stock for whom they may act as agent. Underwriters may sell the shares of common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

AGENTS

         The selling stockholders may also sell the shares of common stock through agents designated by the selling stockholders from time to time. The selling stockholders will name any agent involved in the offer or sale of the common stock and will list commissions payable by the selling stockholders to these agents in a supplement to this reoffer prospectus. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless the selling stockholders state otherwise in a supplement to this reoffer prospectus.

DIRECT SALES

         The selling stockholders may sell the shares of common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of the shares of common stock.

RULE 144

         The selling stockholders also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

INDEMNIFICATION

         The selling stockholders may indemnify underwriters, dealers or agents, or the controlling persons of any of them, who participate in the distribution of common stock against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments that these underwriters, dealers or agents, or the controlling persons of any of them, may be required to make.

                          VALIDITY OF OUR COMMON STOCK

         The validity of the shares of common stock to be offered in this reoffer prospectus will be passed upon for us by our counsel, Jeffery L. Klinger, esq., St. Louis, Missouri. Mr. Klinger is an executive officer of our company and is an owner of our common stock in an amount in excess of $50,000.

                                     EXPERTS

         The consolidated financial statements of Peabody Energy Corporation appearing in our Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

                                     PART II

               INFORMATION REQUIRED IN THIS REGISTRATION STATEMENT

Item 3.  Incorporation of Certain Documents by Reference.

    The following documents filed by the Registrant with the Securities and Exchange Commission are incorporated herein by reference:

         (i) the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 7, 2003;

         (ii) the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003;

         (iii) the Registrant's Current Reports on Form 8-K filed with the SEC on January 17, 2003, February 27, 2003, March 10, 2003, March 17, 2003, April 10, 2003 and May 5, 2003;

         (iv) the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2003; and

         (v) the description of the Registrant's Capital Stock contained in the Registrant's Registration Statement on Form S-3, filed with the SEC on January 15, 2003, and any amendment or report filed for the purposes of updating such description.

    All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be made a part hereof from the date of filing of such documents. Any statements contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in a subsequently filed document incorporated herein by reference modifies or supersedes such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

    Where any document or part thereof is incorporated by reference in this Registration Statement, the Registrant will provide without charge to each person to whom a Prospectus with respect to the Plan is delivered, upon written or oral request of such person, a copy of any and all of the information incorporated by reference in this Registration Statement, excluding exhibits unless such exhibits are specifically incorporated by reference.

Item 4.  Description of Securities.

    Not applicable.

Item 5.  Interests of Named Experts and Counsel.

    Jeffery L. Klinger, esq. is also an executive officer of the Registrant and is an owner of the Registrant's common stock in an amount in excess of $50,000.

Item 6.  Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law provides that, among other things, a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         Article Sixth of the Registrant's third amended and restated certificate of incorporation and Article IV of the Registrant's amended and restated by-laws require indemnification to the fullest extent permitted by Delaware law. The Registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the Registrant, in such capacities, may incur. The Registrant's amended and restated certificate of incorporation requires the advancement of expenses incurred by officers or directors in relation to any action, suit or proceeding.

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (certain illegal distributions) or (iv) for any breach of a director's duty of loyalty to the corporation or its stockholders. Article Sixth of the Registrant's third amended and restated certificate of incorporation includes such a provision.

    In connection with the Registrant's existing indemnification procedures and policies and the rights provided for by its third amended and restated certificate of incorporation and amended and restated by-laws, the Registrant has executed indemnification agreements with its directors and certain senior executive officers. Pursuant to those agreements, to the fullest extent permitted by the laws of the State of Delaware, the Registrant has agreed to indemnify those persons against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the indemnified person is or was or has agreed to serve at the request of the Registrant as a director, officer, employee or agent of the Registrant, or while serving as a director or officer of the Registrant, is or was serving or has agreed to serve at the request of the Registrant as a director, officer, employee or agent (which, for purposes of the indemnification agreements, includes a trustee, partner, manager or a position of similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The indemnification provided by these agreements is from and against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person or on his or her behalf in connection with the action, suit or proceeding and any appeal therefrom, but shall only be provided if the indemnified person acted in good faith and in a manner the indemnified person reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action, suit or proceeding, had no reasonable cause to believe the indemnified person's conduct was unlawful.

Item 7.  Exemption From Registration Claimed.

    Certain restricted securities to be reoffered and resold pursuant to this Registration Statement were issued under the Plan and in transactions exempt from registration pursuant to Section 4 (2) of the Securities Act.

Item 8.  Exhibits.

    See Exhibit Index on page II-6 hereof.

Item 9.  Undertakings.

    (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                  Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    The Registrant. Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, as of the 21st day of May, 2003.

                           PEABODY ENERGY CORPORATION

                           By /s/ Irl F. Engelhardt
                             -------------------------------------
                             Irl F. Engelhardt
                             Chief Executive Officer

                                POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Irl F. Engelhardt, Richard A. Navarre and Jeffery L. Klinger, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-8 with respect to the 1998 Stock Purchase and Option Plan for Key Employees of Peabody Energy Corporation, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

         SIGNATURE                                      TITLE                                  DATE
         ---------                                      -----                                  ----
 /s/ Irl F. Engelhardt                    Chairman, Chief Executive Officer                May 21, 2003
---------------------------------                    and Director
Irl F. Engelhardt                           (PRINCIPAL EXECUTIVE OFFICER)

 /s/ Richard A. Navarre                  Executive Vice President and Chief                May 21, 2003
---------------------------------                Financial Officer
Richard A. Navarre                       (PRINCIPAL FINANCIAL OFFICER AND
                                           PRINCIPAL ACCOUNTING OFFICER)

 /s/ Bernard J. Duroc-Danner                          Director                             May 21, 2003
---------------------------------
Bernard J. Duroc-Danner

 /s/ Roger H. Goodspeed                               Director                             May 21, 2003
---------------------------------
Roger H. Goodspeed

SIGNATURE                             TITLE                   DATE
---------                             -----                   ----
 /s/ William E. James               Director              May 21, 2003
-----------------------------
William E. James

 /s/ Robert B. Karn III             Director              May 21, 2003
-----------------------------
Robert B. Karn III

 /s/ Henry E. Lentz                 Director              May 21, 2003
-----------------------------
Henry E. Lentz

 /s/ William C. Rusnack             Director              May 21, 2003
-----------------------------
William C. Rusnack

 /s/ Blanche M. Touhill             Director              May 21, 2003
-----------------------------
Blanche M. Touhill

 /s/ Sandra Van Trease              Director              May 21, 2003
-----------------------------
Sandra Van Trease

 /s/ Alan H. Washkowitz             Director              May 21, 2003
-----------------------------
Alan H. Washkowitz

                                  EXHIBIT INDEX

 EXHIBIT NO.
 -----------

     4.1 Third Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 of the Registrant's Form S-1 Registration Statement No. 333-55412).

     4.2 Amended and Restated By-Laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002).

     4.3 Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant, filed with the Secretary of State of the State of Delaware on July 24, 2002 (Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 8-A, filed on July 24, 2002).

     4.4 Specimen of stock certificate representing the Registrant's common stock, $.01 par value (Incorporated by reference to Exhibit 4.13 of the Registrant's Form S-1 Registration Statement No. 333-55412).

     4.5 Stockholders' Agreement dated as of May 19, 1998 among the Registrant, Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., LB I Group Inc., Lehman Brothers Capital Partners III, L.P., Lehman Brothers Capital Partners IV, L.P., Lehman Brothers MBG Partners 1998 (A) L.P. and certain members of the Registrant's management (Incorporated by reference to Exhibit 4.14 of the Registrant's Form S-1 Registration Statement No. 333-55412).

     4.6 Stockholders' Agreement dated as of July 23, 1998 among the Registrant, Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., LB I Group Inc., Lehman Brothers Capital Partners III, L.P., Lehman Brothers Capital Partners IV, L.P., Lehman Brothers MBG Partners 1998 (A) L.P., Co-Investment Partners, L.P., The Mutual Life Insurance Company of New York and Finlayson Investments Pte Ltd. (Incorporated by reference to Exhibit 4.15 of the Registrant's Form S-1 Registration Statement No. 333-55412).

     4.7 Registration Rights Agreement, dated as of December 2001, among the Registrant, Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., LB I Group Inc., Lehman Brothers Capital Partners III L.P., Lehman Brothers Capital Partners IV L.P., Lehman Brothers MBG Partners
                 (A) L.P., Lehman Brothers MBG Partners (B) L.P. and Lehman MBG Partners (C) L.P. (Incorporated by reference to Exhibit 4.16 of the Registrant's Form 10-K for the nine months ended December 31, 2001).

     4.8 Rights Agreement, dated as of July 24, 2002, between the Registrant and EquiServe Trust Company, N.A., as Rights Agent (which includes the form of Certificate of Designations of Series A Junior Preferred Stock of the Registrant as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C) (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A, filed on July 24, 2002).

     4.9 1998 Stock Purchase and Option Plan for Key Employees of the Peabody Energy Corporation.

     5.1 Opinion of Jeffery L. Klinger, Esq. as to the legality of the securities being registered.

 EXHIBIT NO.
 -----------

     23.1        Consent of Jeffery L. Klinger, Esq. (included in Exhibit 5.1).

     23.2        Consent of Ernst & Young LLP, Independent Auditors.

     24.1        Power of Attorney (set forth on signature page hereto).